Almaden Announces Results of Annual General Meeting

VANCOUVER, BC -- (Marketwired - June 29, 2017) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to provide the results of its Annual General Meeting held on June 29, 2017.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

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  Nominee                     Number of Votes For  Number of Votes Withheld
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  Duane Poliquin                  15,005,392                184,271
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  Morgan Poliquin                 15,156,562                33,101
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  Gerald G. Carlson               14,992,059                197,604
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  John (Jack) McCleary            14,994,939                194,724
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  David Strang                    15,153,389                36,274
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  Mark T. Brown                   15,005,959                183,704
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  William J. Worrall              15,003,389                186,274
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A total of 15,189,663 common shares, representing 16.87% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year, approved the unallocated options, rights and other entitlements under the Company's Stock Option Plan, and approved the amendment to, as well as the re-confirmation of, the Company's Shareholder Rights Plan.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden

Almaden owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca gold/silver deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/